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                       CENTRAL OHIO COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                FOR THE QUARTER ENDED DECEMBER 31, 1997



                               CONTENTS

                                                                 Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                                2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

   Construction Expenditure Budget                                8





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                       CENTRAL OHIO COAL COMPANY
                          STATEMENT OF INCOME
                FOR THE QUARTER ENDED DECEMBER 31, 1997
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $23,949

COST OF OPERATION                                           24,793

OPERATING LOSS                                                (844)

NONOPERATING INCOME                                            436

LOSS BEFORE FEDERAL INCOME TAXES                              (408)

FEDERAL INCOME TAX CREDIT                                     (408)

NET INCOME                                                 $  -



                    STATEMENT OF RETAINED EARNINGS
                FOR THE QUARTER ENDED DECEMBER 31, 1997
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $ -

NET INCOME                                                      -

BALANCE AT END OF PERIOD                                      $ -


The common stock of the Company is wholly owned by Ohio Power Company.


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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                         December 31,
                                                             1997
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $64,304
  Accumulated Depreciation and Amortization                  50,673

         NET MINING PLANT                                    13,631

OTHER PROPERTY AND INVESTMENTS                                1,059

CURRENT ASSETS:
  Cash and Cash Equivalents                                  14,335
  Accounts Receivable:
    General                                                   1,724
    Affiliated Companies                                      8,013
  Coal                                                           28
  Materials and Supplies                                      7,004
  Prepayments                                                   448

         TOTAL CURRENT ASSETS                                31,552

DEFERRED INCOME TAXES                                        24,186

REGULATORY ASSETS                                               474

DEFERRED CHARGES                                                299

           TOTAL                                            $71,201



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                       CENTRAL OHIO COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)


                                                        December 31,
                                                            1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares                            $     7
  Retained Earnings                                           -

         TOTAL SHAREHOLDER'S EQUITY                              7

LONG-TERM DEBT - Finance Obligations                           182

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           5,124
  Accrued Postretirement Benefits Other Than Pensions       14,541
  Accrued Reclamation Costs                                 27,217
  Other Operating Reserves                                   5,274

         TOTAL OTHER NONCURRENT LIABILITIES                 52,156

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           104
  Accounts Payable:
    General                                                  1,842
    Affiliated Companies                                     1,017
  Accrued Reclamation Costs                                  5,230
  Accrued Vacation Pay                                         778
  Workers' Compensation Claims                                 855
  Obligations Under Capital Leases                           2,780
  Other                                                      3,353

         TOTAL CURRENT LIABILITIES                          15,959

DEFERRED CREDITS                                             2,897

           TOTAL                                           $71,201



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                       CENTRAL OHIO COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                FOR THE QUARTER ENDED DECEMBER 31, 1997

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.




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                       CENTRAL OHIO COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                FOR THE QUARTER ENDED DECEMBER 31, 1997
                    (in thousands, except as noted)
                                                                                                     October through
                                                                                                         December
                                                                                                           1997
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $      7

       B. Rate of Return Allowable per HCAR No. 26573:
            10.29% per annum, 2.5725% per quarter                                                         .025725

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $   -
            2. Year-to-Date                                                                              $   -

       D. Net Income per Statement of Income                                                             $   -
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                         436

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (436)
            2. Year-to-Date                                                                              $ (3,879)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 24,385

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (436)

       C. Cost Applicable to Current Quarter Coal Billings                                                 23,949
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    1,198
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 22,751

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                391,504

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $58.11

(a)    As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statements of Income.
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                       CENTRAL OHIO COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                FOR THE QUARTER ENDED DECEMBER 31, 1997


                                                       (in thousands)

Direct Labor-UMW*                                          $   511
Indirect Labor-UMW*                                          1,403
Benefits-UMW*                                                1,101
Salaries and Benefits-Nonunion                               1,099
Operating Supplies                                           1,895
Repair Parts and Materials                                   2,336
Electricity and Other Utilities                                686
Outside Services-Maintenance, Haulage and Reclamation        1,193
Taxes Other Than Federal Income Taxes**                        510
Rental of Equipment                                          1,947
Depreciation, Depletion and Amortization                     1,020
Mining Cost Normalization***                                 6,320
Reclamation                                                  2,693
Other Production Costs                                       2,081

Subtotal                                                    24,795

Transfers of Production Costs (to)/from Coal Inventory          (2)

          Total                                            $24,793

  * United Mine Workers of America.
 ** Excludes  FICA, Federal  Unemployment  and  State  Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.


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                       CENTRAL OHIO COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                           December 31, 1997
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   324    $  -       $   324

Mining Structures and Equipment       58,576     48,464     10,112

Coal Interests (net of depletion)      3,112       -         3,112

Leasehold Improvements                 2,292      2,209         83

    Total Mining Plant
      in Service                     $64,304    $50,673    $13,631

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                       CENTRAL OHIO COAL COMPANY
                CONSTRUCTION EXPENDITURE BUDGET - 1998*


Description                                             Budgeted Amount
                                                     (in thousands)

Dozer and Drill                                            $1,600

Transportation Blanket                                        214

Mine Plant Blanket                                            130

Pre-Planning Blanket and Other                                 70

                                                           $2,014





































*This budget does not include any possible lease transactions.